Exhibit 21
SUBSIDIARIES OF THE REGISTRANT

Subsidiaries (a)	Jurisdiction of Incorporation
Bath & Body Works Brand Management, Inc.	Delaware
Bath & Body Works, LLC	Delaware
beautyAvenues, LLC	Delaware
Intimate Brands Holding, LLC	Delaware
Intimate Brands, Inc.	Delaware
L Brands (Overseas), Inc.	Delaware
L Brands Service Company, LLC	Delaware
LB US Holding, Inc.	Delaware
Mast Industries (Far East) Limited	Hong Kong
Mast Industries, Inc.	Delaware
Retail Store Operations, Inc.	Delaware
Victoria's Secret Direct Brand Management, LLC	Delaware
Victoria's Secret Stores Brand Management, Inc.	Delaware
Victoria's Secret Stores, LLC	Delaware

(a)
The names of certain subsidiaries are omitted because such unnamed subsidiaries, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of February 2, 2019.